SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2009

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2009, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September 29, 2009, entitled "CONFIRMATION OF POSTING OF ANNUAL REPORT AND CONVENING OF ANNUAL GENERAL MEETING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 30, 2009   By: /s/ Themba Gwebu
                                                         Name: Themba Gwebu
                                                         Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

Confirmation of posting of annual report and convening of annual general meeting

Further to the release of the preliminary report setting out the company's reviewed financial results for the 12 months ended 30 June 2009 on SENS on 20 August 2009, DRDGOLD wishes to confirm that its annual report containing its audited annual financial results will be posted today. As the information previously published in the preliminary report is unchanged, an abridged report will not be released.

The annual general meeting has been convened to be held at 09:00 on Friday 27 November 2009 at the company's offices, EBSCO House 4, Pendoring Road, Randburg South Africa.

Randburg

29 September 2009

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